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FOR IMMEDIATE RELEASE


Contact:     The Herman Group, Inc.
             800-992-6174
             Attention: Sherri Herman




                  ACORN HILL PARTNERS INCREASES OFFER PRICE TO
                $10.75 PER UNIT OF AETNA REAL ESTATE ASSOCIATES


      NEW YORK, NEW YORK (December 2, 1996) -- ACORN HILL PARTNERS L.L.C. has announced that the purchase price in its offer to purchase outstanding Limited Partnership Depositary Units ("Units") of Aetna Real Estate Associates, L.P. (the "Partnership") has been increased to $10.75 per Unit. The increased purchase price by Acorn Hill Partners is now the higher than the price offered by First Trust Co., L.P.. Unitholders who have tendered their Units to Acorn Hill Partners will automatically receive the benefit of the $10.75 purchase price and need not take any further action.

      Acorn Hill Partners' offer has also been extended and is now scheduled to expire at 12:00 midnight, New York City time, on December 20, 1996. As of the close of business on December 2, 1996, 102,276 Units had been tendered to Acorn Hill Partners and not withdrawn. Additionally, more than 89,735 Units held in brokerage accounts have been tendered to Acorn Hill Partners and are currently being confirmed.

      For additional information, contact The Herman Group, Inc., the Information Agent/Depositary for Offer by Acorn Hill Partners, at 800-992-6174.